**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐        Form C: Offering Statement
☐        Form C-U: Progress Update
☐        Form C/A: Amendment to Offering Statement
☐        Check box if Amendment is material and investors must reconfirm within five business days.
☑        Form C-AR: Annual Report
☐        Form C-AR/A: Amendment to Annual Report
☐        Form C-TR: Termination of Reporting

*Name of issuer*

PhunCoin, Inc.

*Legal status of issuer*

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Wyoming
>
> **Date of organization**
> June 1, 2018

*Physical address of issuer*

7800 Shoal Creek Boulevard, Suite 230-S, Austin, Texas 78757

*Website of issuer*
www.phuncoin.com

*Current number of employees*
5

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $294,984.13 | $585,963.35 |
| **Cash & Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $0 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | ($602,579.84) | ($374,869.96) |



**April 28, 2020**

**FORM C-AR**

**ANNUAL REPORT**

**PHUNCOIN, INC.**

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by PhunCoin, Inc., a Wyoming corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which require us to file a report with the SEC annually and post the report on our website at www.phuncoin.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company**.

The date of this Form C-AR is April 28, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

**Forward Looking Statement Disclosure**

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements provide the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C–AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial

performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

**Table of Contents**

SUMMARY ......................................................................................................................................................3
RISK FACTORS ...............................................................................................................................................4
BUSINESS ......................................................................................................................................................14
   Description of the Business ..........................................................................................................................14
   History of the Business.................................................................................................................................14
   The Company's Products and/or Services ....................................................................................................14
   Competition ..................................................................................................................................................14
   Intellectual Property .....................................................................................................................................14
   Governmental/Regulatory Approval and Compliance .................................................................................14
   Litigation ......................................................................................................................................................15
   Other.............................................................................................................................................................15
DIRECTORS, OFFICERS AND EMPLOYEES ............................................................................................16
   Directors and Officers .................................................................................................................................16
   Employees ....................................................................................................................................................17
CAPITALIZATION AND OWNERSHIP .......................................................................................................17
   Capitalization................................................................................................................................................17
   Outstanding Debt..........................................................................................................................................18
   Previous Security Offerings..........................................................................................................................18
   Ownership .....................................................................................................................................................18
FINANCIAL INFORMATION........................................................................................................................19
   Operations ....................................................................................................................................................19
   Liquidity and Capital Resources..................................................................................................................19
   Capital Expenditures and Other Obligations ...............................................................................................19
   Material Changes, Trends and Uncertainties................................................................................................19
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST ..........................................20
   Related Person Transactions.........................................................................................................................20
   Conflicts of Interest .....................................................................................................................................20
OTHER INFORMATION ................................................................................................................................21
   Reporting Compliance..................................................................................................................................21
   Bad Actor Disclosure ...................................................................................................................................21
EXHIBIT A .....................................................................................................................................................23

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**Definitions**

Defined terms used in this Form C-AR, but not defined shall have the meaning ascribed to them below:

"**Company**" means PhunCoin, Inc., a Wyoming corporation and any entity that succeeds its operations and business.

"**Company Token**," "**Tokens**," or "**PhunCoin**" means virtual securities accounted for on a blockchain-based computer network.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PhunCoin, Inc. (the "**Company**") is a Wyoming corporation, formed on June 1, 2018.

The Company is located at 7800 Shoal Creek Boulevard, Suite 230-S, Austin, Texas 78757.

The Company's website is www.phuncoin.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

We intend for the Company to be the issuer of PhunCoin. PhunCoin will be designed for use within the PhunCoin ecosystem (the "**System**"), which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services.

<center>**RISK FACTORS**</center>

**Risks Related to the Company's Business and Industry**

*We are a development stage company and have limited operating history*.

Although Phunware, Inc., the Company's parent company, has been in business since 2009, we were formed in June 2018 and thus are in our early stage of development. Much of the technology that we will use in connection with the creation of the System will be licensed from Phunware to us. To date, we have focused on developing our business and exploring opportunities for novel applications of blockchain technology. As a result of the Company's early stage of development, we have not yet generated revenue from any commercially available blockchain-based applications.

*We may need to secure additional funding and may be unable to raise additional capital on favorable terms, if at all*.

We may need to secure additional funding to further develop our products and services, to market and sell our products and services, for working capital and in order to carry out our business plan. There are no assurances we will be able to obtain such financing on commercially reasonable terms, or at all. If adequate funds are not available, then we may need to reduce or suspend our activities, including product development, marketing, planned expenditures and sales activities. If these risks occur, they could materially adversely impact our business, our financial condition, and our results of operation.

Additionally, even if we raise sufficient capital through equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. If we raise additional funds through collaborations and/or licensing arrangements, we might be required to relinquish significant rights to our technologies, or grant licenses on terms that are not favorable to us.

*We rely on our management team, our parent company's management team and other key employees, and the loss of one or more key employees could harm our business. The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy*.

To successfully execute our business strategy, we must attract and retain highly qualified personnel with the technical skills and expertise needed to successfully develop the System. While we have sought and continue to seek to retain and continue to competitively recruit experts, we anticipate that we may experience difficulty in hiring and retaining management, technical, scientific, research and marketing personnel with the appropriate training to develop and maintain the System. Moreover, many of the personnel hired to work with the Company on the System may also have job responsibilities at our Parent or our affiliated entities and therefore may not be able to devote significant time to the Company.

*Accounting risks to the Company*.

The accounting consequences related to the System launch and PhunCoin are uncertain, which could lead to incorrect reporting, classifications or liabilities. While we are diligently working with our auditors to implement best accounting practices as prepared by the Financial Accounting Standards Board ("*FASB*"), there is limited precedent for financial accounting of digital assets. Furthermore, a change in regulatory or financial accounting standards could have negative consequences on the Company.

*The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business*.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection

<center>4</center>

and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The growth of the Company's business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business, which could impact its ability to develop, enhance, and maintain the System. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results, which could impact its ability to develop, enhance, and maintain the System. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

***Our financial statements have not been audited by an independent accounting firm.***

We have not engaged an independent public accounting firm to audit or review our financial statements. Our financial statements were prepared by management. Therefore, you have no audited or reviewed financial information independent of the Company regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not participate in the Company's crowdfunding raise.

***COVID-19 creates potential for substantial disruption to our business.***

The ongoing COVID-19 pandemic has resulted in disruptions of businesses worldwide, including our parent company, Phunware, Inc. The disruptions have caused Phunware to institute a furlough of approximately 42% of its workforce and reduce human capital resources from the development of the PhunCoin Ecosystem to other initiatives within its organization. Although we intend for this reallocation to be temporary, there can be no assurances that our parent company will allocate an adequate amount, if any, human capital resources to the development of PhunCoin in the future. The extent to which COVID-19 impacts our business in the future may depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the ultimate geographic spread of COVID-19 and the duration of the outbreak.

***Phunware, Inc., the Company's parent company ("Phunware"), is a publicly traded company listed on NASDAQ and subject to increased disclosure obligations and SEC review.***

Phunware, Inc. expects to incur significant legal, accounting, and other expenses that it did not previously incur as a private company. In addition, the reporting requirements of the Securities Exchange Act of 1934, as amended, will require, among other things, that Phunware file annual, quarterly and current reports with respect to its business and financial condition as well as its subsidiary, PhunCoin, Inc. Because of disclosure obligations it will have related to the Company, the Company may be subject to increased SEC scrutiny. Phunware's management, many of whom are also the management of the Company, will need to devote a substantial amount of time to ensure that it complies with all of these requirements which would decrease the time it can spend on the Company's operations.

***We may be involved in legal proceedings.***

From time to time, we, Phunware or our affiliated entities may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings

could have an adverse impact on our business, which could impact the development of the System due to defense and settlement costs, diversion of resources and other factors.

**Risks associated with PhunCoin and the System**

***The System may not be widely adopted and may have limited users. We may discover defects in the System in the future that are currently unknown or currently do not exist, and we may not be able to detect or correct these defects before our System is implemented***.

It is possible that the System will not be used by a large number of individuals, companies and other entities and/or that there will be limited public interest in the creation and development of cryptocurrency investment applications and platforms. Such a lack of use and/or interest could materially and adversely impact the development of the System and therefore the potential use of the PhunCoin.

Further, we may discover defects in the System in the future. We may not be able to detect and correct defects or errors before customers begin to use the System. Consequently, we or our customers may discover defects or errors after our system has been implemented. These defects or errors could also cause inaccuracies in the data we collect and process as part of our services for our customers, or even the loss, damage or inadvertent release of confidential data. Even if we are able to identify and repair defects in a timely manner, any history of defects or inaccuracies in the data we collect and process, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase PhunCoin and use the System. The costs associated with any material defects or errors in the System or other performance problems may be substantial and could materially adversely affect our business.

***The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets and/or waning interest of investors in the cryptocurrency industry could materially and adversely affect our business***.

The prices of blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile. Several factors may influence the interest in cryptocurrency and blockchain asset investments, including, but not limited to:

- Global blockchain asset supply;
- Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;
- Purchasers' expectations with respect to the rate of inflation;
- Changes in the software, software requirements or hardware requirements underlying the System;
- Changes in the rights, obligations, incentives, or rewards for the various participants in the System;
- Interest rates;
- Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which users may trade cryptocurrency and blockchain assets and liquidity on such exchanges;
- Interruptions in service from or failures of major blockchain asset exchanges in which users may trade cryptocurrency and blockchain assets;
- Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in PhunCoin or other blockchain assets;
- Monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- Regulatory measures that may affect the use of blockchain assets such as PhunCoin;
- The maintenance and development of the open-source software protocol of certain blockchain assets;
- Global or regional political, economic or financial events and situations; or
- Expectations among the System or other blockchain assets participants that the value and/or utility of other blockchain assets will soon change.

***The continued investment interest in and the market growth of digital assets is subject to a high degree of uncertainty and the lack of such investment interest and/or market growth could result in adverse effects on the business of the Company***.

The growth of the digital asset market in general is subject to a high degree of uncertainty. The factors affecting further development of the digital asset market include (i) its continued worldwide growth, adoption and use; (ii) government and quasi-government regulation of the use, creation and offering of digital assets, as well as restrictions on and regulation related to the operation of and access to the networks of digital assets; (iii) changes in consumer demographics and public tastes and preferences; (iv) the maintenance and development of the open-source software protocol of digital asset networks; (v) the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using digital assets; (vi) general economic conditions and the regulatory environment relating to digital assets; and (vii) the negative perception of digital assets generally, including the use of digital assets to buy illicit goods and services. In recent years, cryptocurrencies and digital assets have become more widely accepted among investors and financial institutions, but have been also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. If investment interest in digital assets and/or the market growth of digital assets wanes, the business of the Company may be materially and adversely affected, which could affect the development of the System and/or the functionality and use of PhunCoin.

***Alternative platforms or networks may be established that compete with or are more widely used than the System***.

It is possible that alternative platforms or networks could be established that utilize the same or similar protocols underlying the System or attempt to facilitate services that are materially similar to the System's services. The introduction of these alternative networks and the potential entry of new competitors into the market could harm our ability to increase sales, which could negatively impact the System and PhunCoin.

***The development and operation of the System will likely require technology and intellectual property rights***.

The ability of the Company to develop and operate the System that may be developed in the future may depend on technology and intellectual property rights that the Company may license from unaffiliated third parties. If for any reason the Company were to fail to comply with its obligations under any applicable license agreement, or were unable to provide or were to fail to provide the technology and intellectual property that the System requires, it would be unable to operate, which would have a material adverse effect on the Company's operations and financial condition and its ability to develop, enhance, and maintain the System.

***We rely on our intellectual property and proprietary rights which only provide limited protection against potential infringers; we face a risk of litigation related to those rights***.

The Company considers any technology that it develops to be proprietary. Our ability to compete depends in part upon our ability to protect our rights to the technology that we develop. The Company will also rely on trademark, copyright and trade secret law to protect its rights. However, these laws offer only limited protection. In addition, other countries may provide the Company with little to no intellectual property right protection. As the number of blockchain and financial services products and services available to consumers increase and the uses of such products and services overlap, companies in the industry may become subject to additional intellectual property disputes. The Company's copyrights, trademarks or other intellectual property rights may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with the Company's business, which could adversely affect the Company's competitive business position, business prospects and financial condition. The Company's copyrights, trademarks or other intellectual property rights may not provide the Company with any competitive advantages and there can be no assurance that these intellectual property rights will adequately protect the Company's intellectual property, as the legal standards relating to the validity, enforceability and scope of such intellectual property rights are uncertain. Any litigation to protect our intellectual property rights would be expensive, time consuming, and unpredictable. Such litigation could adversely affect our business, including our financial condition, regardless of the outcome. There can be no assurances that any steps taken to protect intellectual property rights will be successful in deterring misappropriation or independent third-party development of our technology. The Company may need to enter into confidentiality agreements with its consultants, business partners and investors in an

attempt to protect the Company's proprietary rights. Nevertheless, these attempts to protect our proprietary rights may be inadequate.

***The Company may be accused of infringing intellectual property rights of third parties***.

The Company has not evaluated whether its technology does not or will not infringe upon the intellectual property rights of any third party, and may be subject to claims of alleged infringement of the intellectual property rights of third parties. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, payment of damages or settlement amounts, and reduced confidence in the viability of the System and the ability of users to hold and use PhunCoin. The Company may receive notices that claim the Company has misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent the Company gains greater market visibility, the Company faces a higher risk of being the subject of intellectual property infringement claims. Companies in the technology industries, including some of the Company's current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. There may be third-party intellectual property rights that cover significant aspects of the Company's technologies or business methods. Any intellectual property claims could potentially subject the Company to significant liability for damages, potentially including treble damages if the Company is found to have willfully infringed patents or copyrights. These claims could also result in the Company having to stop using technology found to be in violation of a third party's rights. The Company might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, the Company could be required to pay significant royalties, which would increase the Company's operating expenses. As a result, the Company may be required to develop alternative non-infringing technology, which could require significant effort and expense. If the Company cannot license or develop technology for any infringing aspect of the Company's business, the Company would be forced to limit the continued development, growth or maintenance of the System and may be unable to compete effectively.

***The Company may be subject to increased cybersecurity risk***.

The Company utilizes a substantial amount of electronic information. This includes transaction information and sensitive personal information of the Purchasers and users of the System. The service providers used by the Company, may also use, store, and transmit such information. The Company intends to implement detailed cybersecurity policies and procedures and an incident response plan designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. Breach of the Company's information systems may cause information relating to the transactions of the Company and sensitive Purchaser and user information be compromised to unauthorized third-parties.

***The Company may be subject to increased data privacy risk***.

The Company may be compelled to disclose personal information about a Purchaser. or multiple Purchasers, or users of the System, to federal or state government regulators or taxation authorities. Accordingly, certain information concerning Purchasers or users of the System may be shared outside of the Company.

***Some of our code and protocols rely on open source code publicly available. The open-source structure of some of the System protocols means that the System may be susceptible to developments by users or contributors that could damage the System and our reputation and could affect the utilization of the System and PhunCoin***.

It is our intention that the System will operate partially based on an open-source code maintained by the Company and other public contributors. The open-source nature of the System protocol will mean that it may be difficult for the Company or contributors maintain or develop the System and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the System adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into the core infrastructure elements of the System and open-source code which may negatively impact the System. Such events may result in a loss of trust in the security and operation of the System and a decline in user activity and could negatively impact the PhunCoin.

***Our use of "open source" software could negatively affect our ability to offer the System and subject us to possible litigation.***

A substantial portion of the System incorporates so-called "open source" software, and we may incorporate additional open source software in the future. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses may, in certain circumstances, require us to offer the components of our system that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the offering of the components of our system that contained the open source software and being required to comply with the foregoing conditions, which could disrupt our ability to offer the affected software. We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our products.

***The System may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of PhunCoin. If System's security is compromised or if the System is subjected to attacks that frustrate or thwart our users' ability to access the System, their PhunCoin or the System products and services, users may cut back on or stop using the System altogether, which could seriously curtail the utilization of PhunCoin.***

The System will use new technology. There are no guarantees that such technology will be bug-free or accepted by the marketplace. Thus, even if the System should become operational, PhunCoin may be subject to the risk of theft, loss, malfunction, or reputational risk, any of which can significantly degrade the potential use of PhunCoin.

The System structural foundation, the open-source protocols, the software application and other interfaces or applications built upon the System are still in an early development stage and are unproven, and there can be no assurances that the System and the creation, transfer or storage of the PhunCoin will be uninterrupted or fully secure which may result in a complete loss of users' PhunCoin or an unwillingness of users to access, adopt and utilize the System. Further, the System may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the System which may result in the loss or theft of PhunCoin. For example, if PhunCoin and the System are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), such attacks may materially and adversely affect the System. In any such event, if the System launch does not occur or if the System is not widely adopted, Purchasers may lose all of their investment.

***Risk of theft and hacking.***

Hackers or other groups, organizations or countries may attempt to interfere with the System or the availability of PhunCoin in any number of ways, including service attacks, Sybil attacks, spoofing, smurfing malware attacks, or consensus based attacks, phishing, or other novel methods that may or may not be known to steal PhunCoin.

***Changes in technology and industry standards may require significant research and development expenditures.***

The blockchain and financial services industries evolve quickly because of constant developments in technology, new products, and changes in customer demands. In this environment, other companies may modify their products or develop new technology which competes with our technology. These modifications or developments may make PhunCoin unmarketable or obsolete. This competition could damage our business. There is no assurance that the Company could effectively counter this competition. Advances in the techniques of people utilizing blockchain technologies or creating new cryptocurrency investment platforms and business models could require the Company to respond to new market situations. These changes may require us to engage in expensive and complex research to rapidly develop new or improved technology or business models. The slowing or stopping of the development, general

acceptance and adoption and usage of blockchain networks and blockchain assets may materially adversely affect PhunCoin's business plans.

**Risks associated with blockchain technologies and digital assets**.

***The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings is uncertain, and new regulations or policies, including with respect to virtual currencies, may materially adversely affect the development of the System and the use of PhunCoin***.

Regulation of tokens (including PhunCoin) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is still evolving; varies significantly among international, federal, state and local jurisdictions; and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the System and the adoption and use of PhunCoin. Failure by the Company, or certain users of the System, to comply with any laws, rules and regulations – some of which may not exist yet, may be subject to interpretation and/or may be subject to change – could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and in some cases regulate, their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services ("**NYDFS**") have created new regulatory frameworks. For example, the NYDFS requires most businesses involved in virtual currency business activity in or involving New York, excluding merchants and consumers that utilize virtual currency solely for the purchase or sale of goods or services or for investment purposes, to apply for a license, commonly known as a "BitLicense," from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. As an alternative to the BitLicense in New York, firms can apply for a charter to become limited purpose trust companies qualified to engage in virtual currency business activity. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their respective state statutes to include virtual currencies into existing licensing regimes. The process of ascertaining the applicability of state laws in all or most states will be expensive and time consuming. If applicable, the process of obtaining requisite licenses in each state will also be expensive and time consuming. There are very significant penalties for operating without a required license or otherwise violating applicable law in some states. Failure to obtain a state license in states where a license is required can be a crime. Accordingly, compliance with or failure to comply with the above requirements may have a material and adverse impact on the System.

Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the SEC, the U.S. Department of Treasury's Financial Crimes Enforcement Network ("**FinCEN**"), and the Commodity Futures Trading Commission ("**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification for other (non-tax) purposes. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of the non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. Phuncoin or its affiliated entities plan to also register as a money services business with the U.S. Department of the Treasury's Financial Crimes Enforcement Network to the extent PhunCoin is considered a convertible virtual currency. FinCEN has taken the position that entities that exchange convertible virtual currency for real currency, and "administrators" who engage in the business of issuing and putting into circulation a convertible virtual currency and that have the authority to redeem or withdraw such virtual currency from circulation are "money transmitters" that must register with the agency as a money services business ("**MSB**"). FinCEN has also indicated that a developer that sells convertible virtual currency, including in the form of ICO coins or tokens, in exchange for another type of value that substitutes for currency, is an MSB. Companies that operate platforms that accept virtual currency or other value that substitutes for currency from one person and transmits it to another person or location may also be MSBs. FinCEN requires exchangers, administrators, and developers and sellers of convertible virtual currencies to comply with regulations requiring MSBs to adopt an anti-money laundering program that satisfies the requirements of the Bank

Secrecy Act and its implementing regulations. MSBs that are money transmitters are also required to file reports when a transaction is conducted by, at, or through the MSB that is suspicious and has a dollar value of $2,000 or more. Civil and criminal penalties may be imposed for violations of FinCEN rules. Regardless of whether the Company is an MSB, there is a risk that convertible virtual currencies and the platforms on which they operate and are traded can be used to facilitate money laundering or terrorism financing. Company resources may be diverted to address anti-money laundering and anti-terrorism financing risks and comply with applicable legal requirements to adopt an anti-money laundering program (or to defend lawsuits stemming from money laundering or terrorism financing). To the extent that a domestic government or quasi-governmental agency, including the CFTC and FinCEN, exerts regulatory authority over a blockchain network or asset, the System may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions, such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the System. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the System and the adoption and use of the PhunCoin.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, including with respect to virtual currencies, may materially and adversely affect the potential functionality of and demand for the PhunCoin and the System.

***If the Company is classified as a "money transmitter," which is a type of money services business ("MSB") under the Financial Crimes Enforcement Network ("FinCEN") rules, the Company may be subject to the anti-money laundering requirements ("AML") and combating the financing of terrorism ("CFT") requirements that apply to MSBs under the Bank Secrecy Act of 1970 ("BSA")***.

Pursuant to a letter publicly released on March 6, 2018 from FinCEN to Senator Ron Wyden (D-OR), FinCEN states that, generally, a developer that sells convertible virtual currency, including in the form of initial coin offering coins or tokens, in exchange for another type of value that substitutes for currency, is a money transmitter and must comply with AML and CFT requirements. The letter indicates that coin and token offerings may vary and whether these requirements apply is a matter of the facts and circumstances of each case.

If the Company is classified as an MSB, it will need to register with FinCEN and comply with AML/CFT requirements of the BSA and its implementing regulations issued by FinCEN that apply to MSBs. If applicable, such registration and compliance by the Company may result in significant expense and delay in the issuance of PhunCoin and may materially and adversely affect the potential functionality of and demand for the PhunCoin and the System.

***If the System is unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, its growth could be harmed***.

If the System launch occurs and PhunCoin is developed, its structural foundation, the software applications and other interfaces or applications upon which it relies or that will be built, are unproven. There can be no assurances that PhunCoin will be fully secure, which may result in impermissible transfer, a complete loss of users' PhunCoin on that system or an unwillingness of users to access, adopt and utilize PhunCoin, whether through system faults or malicious attacks. Any such faults or attacks on PhunCoin may materially and adversely affect PhunCoin.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the System's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the System or PhunCoin.

***Regulatory determinations may make PhunCoin illegal in certain jurisdictions or for certain categories of investors***.

It is possible that current or future regulations could make the Company and/or PhunCoin illegal in some jurisdictions, or for some categories of investors, which could possibly result in a winding down of the Company, or a decrease in the value of the Company and the functionality and use of PhunCoin. Because PhunCoin have not been formally classified by regulatory agencies, it is possible that subsequent determinations by regulators may prevent certain individuals or entities from using or holding PhunCoin in the future. Such a determination could materially reduce the functionality and demand for PhunCoin. Additionally, PhunCoin might be classified as a virtual currency under commodities or money transmitter laws. Depending on what regulatory classification(s) may be made, there may be other securities law or other regulatory issues under the Securities Act, Exchange Act, the Investment Advisers Act of 1940, Investment Company Act, the Commodity Exchange Act, or other state or federal statutes or regulations.

***We may have to register the System as a broker-dealer and alternative trading system. These registration processes may take time and there can be no guarantee that we will be successful in obtaining these registrations.***

The type of functionality that we intend the System to have, may require the System to become a registered broker-dealer and alternative trading system, or ATS, and in that capacity to facilitate the trading of tokens that fall within the definition of securities and are subject to the U.S. securities laws. Registration as a broker and an ATS and membership in the Financial Industry Regulatory Authority, Inc., or FINRA, is a lengthy process that will require approval by the SEC and FINRA, as well as the securities administrators of all or nearly all of the states. There is no guarantee that applications will be successful. If they are not successful, we will not be able to act as a trading platform in the United States for tokens that are regulated as securities.

If we register as a broker and conduct business as a trading platform and investment bank, we will be subject to extensive regulation of our activities by the SEC, FINRA and state securities administrators, as well as by FinCEN with respect to anti-money laundering matters. We would be required to create, implement and maintain substantial policies and procedures to ensure reasonable compliance with our regulatory obligations, and those policies and procedures will be subject to examination by regulatory authorities. Serious violations of our regulatory obligations by the Company, or failure to supervise our associated persons, could result in money penalties, suspension or revocation of these licenses.

***If we are registered as a broker and as an alternative trading system, conflicts of interest may arise if we list our own PhunCoin on the System for trading.***

If we are registered as a broker and an ATS, we would intend to list PhunCoin on the System for trading, which may cause conflicts of interest. In addition, our PhunCoin may be traded on the System at a time when our insiders have material non-public information about the Company. Conflicts of interest may also arise if we invest in initial coin offerings that we have originated and our activities may be restricted due to regulatory restrictions. We intend to put in place policies and procedures to reduce conflicts of interest and to detect and prevent the use of material non-public information in the trading of our PhunCoin.

***There is no existing trading market for our PhunCoin.***

Our PhunCoin is a new crypto asset for which there is no established public market and peer-to-peer transfers will not be permitted unless and until PhunCoin holders are notified otherwise by the Company and informed of the requirements and conditions to do so. Even if we register or qualify the PhunCoin under the Securities Act or under a comparable foreign regulatory regime, there can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of our PhunCoin with liquidity of investment or that it will continue for the life of the PhunCoin. The liquidity of any market for our PhunCoin will depend on a number of factors, including, but not limited: (i) the number of holders of our PhunCoin; (ii) the performance of the PhunCoin; (iii) the market for similar crypto assets; (iv) the interest of traders in making a market in the PhunCoin; (v) regulatory developments in the digital token or cryptocurrency industries and (vi) legal restrictions on transfer. In the event that PhunCoin remain untradeable for a significant period of time or indefinitely, the value of PhunCoin would be materially adversely affected.

***We do not expect there to be any market makers to develop a trading market for our PhunCoin.***

Most securities that are publicly traded in the United States have one or more broker-dealers acting as "market makers" for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. In the event that an exchange is created or developed, the Company does not believe that PhunCoin will have any market makers, which could contribute to a lack of liquidity in PhunCoin, and could have a material adverse effect on holders' ability to trade PhunCoin.

**BUSINESS**

**Description of the Business**

We intend for the Company to be the issuer of PhunCoin. PhunCoin will be designed for use within the PhunCoin ecosystem (the "**System**"), which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services.

**History of the Business**

The Company was formed in June 1, 2018 by Alan Knitowski, Randall Crowder and Matt Aune.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Company Token (PhunCoin) | PhunCoin will be designed for use within the PhunCoin ecosystem, which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services | N/A |

**Competition**

PhunCoin operates at the intersection of loyalty/rewards, data and IoT (i.e. the Internet of Things). There are a variety of blockchain projects looking to innovate in these areas, but the four most relevant to PhunCoin which have gained some traction are KIN, BAT, XYO and NCASH. KIN is a cryptocurrency launched by parent company Kik to serve as the foundation for a decentralized ecosystem of digital services. Founded in 2009, Kik Interactive is one of the most popular chat-based services apps, especially among teens. BAT (Basic Attention Token) was created by the co-founder of Mozilla and Firefox, along with the creator of JavaScript and it aims to improve the efficiency of digital advertising. BAT has gained notoriety due to the adoption of its Brave browser that leverages Basic Attention Tokens. The token is used as currency on the Brave platform and can obtain several different advertising services. It is designed to be exchanged between users, advertisers and publishers, while being based on the key metric of user attention. XYO is a relatively new cryptocurrency from parent company XY - The Persistent Company. XYO is an effort to create a vast, geospatial, blockchain-powered location network currently under development with the goal to provide accurate, certainty-driven location data on everything from cars to smartphones. By combining location beacons with IoT and mobile devices, the XYO Network ecosystem plans to deliver the verified coordinates and data needed to execute smart contracts, run smart cities, foster financial transactions, and power a legion of location-centric applications. NCASH (Nucleus Vision) is an end-to-end ecosystem of hardware and software able to collect and distribute unique data from the offline world. Founded in 2014 at Harvard University, Nucleus Vision couples its blockchain backed software with proprietary IoT Sensors to create an economy of offline user data.

**Intellectual Property**

The Company does not own any trademarks, patents, or other intellectual property. Any intellectual property that the Company requires is expected to be licensed from the Company's parent company, Phunware, Inc.

**Governmental/Regulatory Approval and Compliance**

We are subject to federal and state regulations, including securities and money transfer laws. Such laws and regulations are subject to evolving and uncertain as regulators grapple with how to deal with cryptocurrencies. Typically, licenses and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Compliance with these laws, regulations and similar requirements may be onerous and

expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

**Litigation**

There are no existing legal suits pending or, to the Company's knowledge, threatened, against the Company.

**Other**

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors and Officers**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

| Name | Title | Director as of: |
|------|-------|-----------------|
| Alan Knitowski | Director & CEO | June 2018 |
| Randall Crowder | Director & COO | June 2018 |
| Matt Aune | Director & CFO | June 2018 |

*Name*

Alan S. Knitowski

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Chief Executive Officer: June 2018 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Alan S. Knitowski co-founded Phunware and has served as its Chief Executive Officer and a member of the board of directors since inception in 2009.

*Education*

Mr. Knitowski holds a B.S. in Industrial Engineering from The University of Miami, an M.S. in Industrial Engineering from the Georgia Institute of Technology and an M.B.A from the Haas School of Business at the University of California, Berkeley.

*Name*

Randall Crowder

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Chief Operating Officer: June 2018 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

In September 2017, he founded and continues to serve as the Managing Partner at Nove Ventures, a venture capital firm, which focuses on investing in established companies like Phunware that are looking to leverage blockchain technology to complement their core business model. Since August 2009, Mr. Crowder has also been a co-founder and Managing Partner at TEXO Ventures, which focuses primarily on tech-enabled health services.

*Education*

Mr. Crowder holds a B.S. in General Management from the United States Military Academy at West Point and an M.B.A. from the McCombs School of Business at the University of Texas at Austin.

*Name*

Matt Aune

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Chief Financial Officer: June 2018 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Phunware's Chief Financial Officer since August 2013. Mr. Aune previously served as its Director of Finance and Accounting from August 2011 to August 2013.

*Education*

Mr. Aune holds a B.A. in Economics from the University of California, San Diego and an M.B.A. from San Diego State University.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 5 employees located in Texas, Florida and California.

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding** | 1,000 (Par Value $0.0001) |
| **Voting Rights** | Common Stock votes proportionately. |
| **Anti-Dilution Rights** | None. |
| **How Common Stock may limit, dilute or qualify the Securities issued pursuant to Regulation CF** | The Tokens are not equity securities and therefore do not affect, and are not affected by, the Company's Common Stock. |
| **Percentage ownership of the Company by the holders of Common Stock (assuming conversion prior to the Offering if convertible securities).** | 100% (the Company is a wholly-owned subsidiary of its parent company, Phunware, Inc.) |

| Type of security | Token Rights Agreement (representing the right to receive PhunCoin) |
|---|---|
| **Amount outstanding** | Rights to receive 470,250,000 PhunCoin |
| **Voting Rights** | None. |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF** | Not applicable |

The Company has issued the following securities pursuant to Regulation CF:

| Type of security | Crowd Token Rights Agreements (representing the right to receive PhunCoin) |
|---|---|

| | |
|---|---|
| **Amount outstanding** | Rights to receive 87,945,820 PhunCoin |
| **Voting Rights** | None. |
| **Anti-Dilution Rights** | None. |

## Outstanding Debt

The Company has the following debt outstanding:

None.

## Previous Security Offerings

The Company has conducted the following prior securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 1,000 | 1,000 | Working Capital | June 15, 2018 | 4(a)(2) |
| Token Rights Agreements (representing the right to receive PhunCoin) | Rights to receive 489,250,000 PhunCoin | $1,030,000 | To fund development of the PhunCoin ecosystem including sales and marketing, research and development of the System, and other general and administrative purposes. | As of January 11, 2019 | Regulation D (Rule 506(c)) |
| Crowd Token Rights Agreements (representing the right to receive PhunCoin) | Rights to receive 87,945,820 PhunCoin | $175,891 | To fund development of the PhunCoin ecosystem including sales and marketing, research and development of the System, and other general and administrative purposes. | As of January 18, 2019 | Regulation CF |

## Ownership

Phunware, Inc owns 100% of the shares of PhunCoin, Inc.

Below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

| Name | Percentage Owned Prior to Offering |
|---|---|
| Phunware, Inc. | 100.0% |

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

**Operations**

PhunCoin was formed in June 2018 and has limited operating history. Since inception, the Company has generated no revenue and relied on financing from its parent company, Phunware, Inc. and proceeds sales of Token Rights Agreements to fund development of the PhunCoin ecosystem including marketing, research and development of the System (outside of payroll related costs), and other general and administrative purposes. Our payroll costs are provided by Phunware. Phunware does not charge us for use of their employees in the development of the System. As of December 31, 2019 and December 31, 2018, the Company had working capital deficits of approximately $977,000 and $375,000, respectively, and will likely incur losses prior to generating positive working capital. Although, prior results are not indicative of future performance, the Company is still in the development phase of the PhunCoin Ecosystem and expects future losses and working capital needs.

The preparer of the Company's financial statements has raised substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue is dependent upon management's plan to raise additional capital and achieve and sustain profitable operations.

**Liquidity and Capital Resources**

We have raised capital necessary to the viability of our business and for the development of the System through sales of Token Rights Agreements in the following offerings:

Regulation D 506(c) Offering. As of April 22, 2020, the Company has received cash proceeds of $1,030,000 from the sale of rights pursuant to a Token Rights Agreement in its Regulation D offering.

Regulation CF Offering. As of April 22, 2020, the Company has received cash proceeds of $175,891 from the sale of rights pursuant to Crowd Token Rights Agreements in its Regulation CF Offering.

The Company currently has no other available sources of capital except that Phunware may provide additional capital, including employees, to the Company at its discretion at no charge to the Company. However, due to the COVID-19 pandemic, Phunware has reduced personnel dedicated to the development of the PhunCoin Ecosystem to its initiatives. See "*Risk Factors*" above.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes, Trends and Uncertainties**

Reference is made under the subheading "*Employees*" included in "*Directors, Officers and Employees*" and is incorporated herein by reference.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

# TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons other than its parent company, Phunware, Inc. except that headcount and the allocation of headcount is provided by Phunware, Inc.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

**Reporting Compliance**

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

**PhunCoin, Inc.**
(Issuer)

By: /s/ Alan S. Knitowski
(Signature)

Alan S. Knitowski
(Name)
Chief Executive Officer, Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan S. Knitowski
(Signature)
Alan Knitowski
(Name)
Chief Executive Officer, Chairman
(Title)
April 28, 2020
(Date)

/s/ Randall Crowder
(Signature)

Randall Crowder
(Name)
Chief Operating Officer, Director
(Title)
April 28, 2020
(Date)

/s/ Matt Aune
(Signature)

Matt Aune
(Name)
Chief Financial Officer, Director
(Title)
April 28, 2020
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

**Financial Statements**

I, Alan S. Knitowski, the Chief Executive Officer and Chairman of the Board of Directors of PhunCoin, Inc., hereby certify that the financial statements of PhunCoin, Inc. and notes thereto for the year ending December 31, 2019 included in this Form C-AR are true and complete in all material respects.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2020.

<b>PHUNCOIN, INC.</b>

By: /s/ Alan S. Knitowski

Name:  Alan S. Knitowski
Title:  Chief Executive Officer

**PHUNCOIN, INC.**
**BALANCE SHEETS**
*(In thousands, except share information)*

| | December 31, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| | *(Unaudited)* | | | |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and Cash equivalents | $ | — | $ | — |
| Due from affiliate | | 287 | | 615 |
| Prepaid expenses | | 8 | | — |
| Total current assets | $ | 295 | $ | 615 |
| | | | | |
| **LIABILITIES AND STOCKHOLDER'S DEFICIT** | | | | |
| Liabilities: | | | | |
| Current liabilities: | | | | |
| Accrued expenses | $ | 70 | $ | — |
| Due to affiliate | | — | | — |
| PhunCoin deposits | | 1,202 | | 990 |
| Total current liabilities | | 1,272 | | 990 |
| | | | | |
| Long-term debt | | — | | — |
| Total Liabilities | | 1,272 | | 990 |
| | | | | |
| Stockholder's deficit: | | | | |
| Common units (1,000 shares authorized, $0.0001 par value and 1,000 issued) | | — | | — |
| Subscription receivable | | — | | — |
| Retained deficit | | (977) | | (375) |
| Total stockholder's deficit | | (977) | | (375) |
| Total liabilities and stockholder's deficit | $ | 295 | $ | 615 |

*The accompanying notes are an integral part of these financial statements.*

**PHUNCOIN, INC.**
**STATEMENT OF OPERATIONS**
*(In thousands)*

| | Year Ended December 31, 2019 | | For the period of June 1, 2018 (inception) through December 31, 2018 | |
|---|---|---|---|---|
| | *(Unaudited)* | | | |
| Revenue | $ | — | $ | — |
| Cost of revenue | | — | | — |
| Gross profit (loss) | | — | | — |
| | | | | |
| Operating expenses: | | | | |
| General and Administrative | | 602 | | 362 |
| Sales and marketing | | — | | 13 |
| Total operating expenses | | 602 | | 375 |
| | | | | |
| Operating loss | | 602 | | 375 |
| | | | | |
| Interest expense | | — | | — |
| | | | | |
| Pretax loss | | (602) | | (375) |
| | | | | |
| (Provision)/benefit for income taxes | | — | | — |
| | | | | |
| Net loss | $ | (602) | $ | (375) |

*The accompanying notes are an integral part of these financial statements.*


**PHUNCOIN, INC.**

**STATEMENT OF CASH FLOWS**

*(In thousands)*


| | Year Ended December 31, 2019 | | For the period of June 1, 2018 (inception) through December 31, 2018 | |
|---|---|---|---|---|
| | | (Unaudited) | | |
| Cash flows from operating activities | | | | |
| Net less | $ | (602) | $ | (375) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Changes in operating assets and liabilities: | | | | |
| Accrued expenses | | 70 | | — |
| Prepaid expenses | | (8) | | — |
| Due from Affiliate | | 328 | | (615) |
| PhunCoin deposits | | 212 | | 990 |
| Net cash used in operating activities | | — | | — |
| | | | | |
| Cash flows from investing activities | | | | |
| Purchase of property and equipment | | — | | — |
| Net cash used in investing activities | | — | | — |
| | | | | |
| Cash flows from financing activities | | | | |
| Issuance of common stock | | — | | — |
| Net cash provided by financing activities | | — | | — |
| | | | | |
| Net change in cash and cash equivalents | | — | | — |
| Cash and cash equivalents at beginning of period | | — | | — |
| Cash and cash equivalents at end of period | $ | — | $ | — |
| | | | | |
| Supplemental disclosure of cash flow information | | | | |
| Cash paid for interest | | — | | — |
| Cash paid for income taxes | | — | | — |

*The accompanying notes are an integral part of these financial statements.*

**PHUNCOIN, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

*(In thousands, except share information)*

*(unaudited)*

| | Common Stock | | | | |
| | Number of shares | Amount | Subscription Receivable | Retained Deficit | Total Stockholder's Deficit |
|---|---|---|---|---|---|
| Balance as of inception (June 1, 2018) | — | $ — | $ — | $ — | $ — |
| Issuance of common stock to parent | 1,000 | — | — | — | — |
| Net loss | — | — | — | (375) | (375) |
| Balance as of December 31, 2018 | 1,000 | $ — | $ — | $ (375) | $ (375) |
| Issuance of common stock | — | — | — | — | — |
| Net loss | — | — | — | (602) | (602) |
| Balance as of December 31, 2019 | 1,000 | $ — | $ — | $ (977) | $ (977) |

*The accompanying notes are an integral part of these financial statements.*

**PHUNCOIN, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**(*unaudited*)**

## NOTE 1 - NATURE OF OPERATIONS

PhunCoin, Inc. (which may be referred to as the "Company," "we," "us," or "our") is an innovative business-to-consumer application of blockchain technology. The Company will offer a digital token intended to complement and accelerate the cloud platform of our parent company, Phunware, Inc ("Phunware"). The Company will enable brands to not only reward their consumers, but also to empower them to retake control of both their identity and their personal data.

The Company incorporated on June 1, 2018 in the State of Wyoming. The Company did not begin operations until 2018.

Since inception, the Company has relied on financing from its affiliate. As of June 1, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). The Company has funded its operations from a crowdfunding campaign of its digital token (see Notes 7 and 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: a world-wide pandemic, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. See Note 6 for additional information.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company had no of cash on hand as of December 31, 2019 and 2018.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer in accordance with authoritative accounting guidance. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes

that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. The Company had no outstanding accounts receivable as of December 31, 2019 and 2018.

*Property and Equipment*

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

The Company had not acquired any fixed assets which would be capitalized in accordance with GAAP as of December 31, 2019 and 2018.

*Income Taxes*

The Company is included in the consolidated tax return of our parent, Phunware. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Phunware. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that would could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any difference between the tax provision (or benefit) allocated to us under the sperate return method and payments to be made to (or received from) Phunware for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the sperate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Phunware is periodically settled as a capital contribution from Phunware to us. To date, no settlement has occurred.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019 and 2018, the unrecognized tax benefits accrual was zero.

*Revenue Recognition*

The Company recognizes revenue upon transfer of control of promised products or services in an amount that reflects the consideration we expect to receive in exchange for those products or services in accordance with Accounting Standards Codification ("ASC") No. 606. As of December 31, 2019, the Company had recognized no sales.

*Advertising Expenses*

The Company expenses advertising costs as they are incurred. The Company did not incur any advertising costs for the years ended December 31, 2019 and 2018.

*Organizational Costs*

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*Software Development Costs*
The Company applies the principles of ASC 985-20, *Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* ("ASC 985-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. As the Company is a wholly owned subsidiary of Phunware, which is a public entity, ASU 2016-02 will be effective fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Although earlier application is permitted, the Company plans to implement this guidance beginning fiscal year 2021. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which simplifies the accounting for income taxes. This guidance is currently effective for us in our financial statements and consolidated notes thereto for the fiscal year ending December 31, 2021 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.


## NOTE 3 – COMMITMENTS AND CONTINGENCIES

*Legal Matters*
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.


## NOTE 4 – ACCRUED EXPENSES

*Accrued Expenses*
As of December 31, 2019, we had accrued expenses of $70,000 related to a platform provider to provide services related to our Regulation Crowd Funding Token Rights Offering ("Reg CF Offering"). We did not have any accrued expenses as of December 31, 2018.


## NOTE 5 – GOING CONCERN

ASC 205-40, *Presentation of Financial Statements - Going Concern* ("ASC 205-40") requires management to assess the Company's ability to continue as a going concern for one year after the date the financial statements are issued. Under ASC 205-40, management has the responsibility to evaluate whether conditions and/or events raise substantial doubt about the Company's ability to meet future financial obligations as they become due within one year after the date that the financial statements are issued. As required by this standard, management's evaluation shall initially not take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statements are issued.

The Company's assessment included the preparation of a cash forecast that included all projected cash inflows and outflows. Accordingly, operating expenditures may exceed the revenue it expects to receive for the foreseeable future. Additionally, the Company has a history of operating losses and negative operating cash flows and expects these trends to continue into the foreseeable future.

Future plans may include expanding existing or commencing additional offerings; however, these sources of working capital are not currently assured, and consequently do not sufficiently mitigate the risks and uncertainties disclosed above. There can be no assurance that the Company will be able to obtain additional funding on satisfactory terms or at all. In addition, no assurance can be given that any such financing, if obtained, will be adequate to meet the Company's capital needs and support its growth. If additional funding cannot be obtained on a timely basis and on satisfactory terms, its operations would be materially negatively impacted. The Company has therefore concluded there is substantial doubt about its ability to continue as a going concern through one year from the issuance of these financial statements.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

## NOTE 6 – PHUNCOIN RIGHTS OFFERINGS

**PhunCoin**

In June 2018, the Company, launched an offering pursuant to Rule 506(c) of Regulation D as promulgated under the Securities Act of rights (the "Rights") to acquire PhunCoin (the "Token").

The Company accepts payment in the form of cash and digital currencies for purchases of the Rights. The amount of PhunCoin to be issued to the purchaser is equal to the dollar amount paid by the purchaser divided by the price of the PhunCoin at the time of issuance of the PhunCoin during the Token Generation Event (as defined below) before taking into consideration an applicable discount rate, which is based on the time of the purchase.

Through December 31, 2019, the Company received cash proceeds from its Rights offering of $1.2 million, of which $1.03 million was generated from it Regulation D Token Rights Offering ("Reg D Offering") and $0.17 million from its Reg CF Offering. Holders of the Rights will receive an aggregate of approximately 577.9 million PhunCoin if the Token Generation Event occurs. Proceeds from the Rights are recorded as PhunCoin deposits in the Company's balance sheet as of December 31, 2019. The Company currently does not plan to raise additional proceeds from its PhunCoin Rights offering.

The rights, privileges, and obligations of Rights holders are set forth as follows:

*Issuance of PhunCoin Tokens*

The PhunCoin is expected to be issued to Rights holders the earlier of (i) the launch of the Company's blockchain technology enabled rewards marketplace and data exchange ("Token Generation Event"), (ii) one (1) year after the issuance of the Rights to the purchaser, or (iii) the date the Company. determines that it has the ability to enforce resale

restrictions with respect to PhunCoin pursuant to applicable federal securities laws. Proceeds from the Rights offering are generally not refundable if the Token Generation Event is not consummated; however, the Company believes it has a contractual obligation to use good faith efforts to issue a Token to Rights holders under the Token Rights Agreement.

The Company currently anticipates that PhunCoin will be issued to the holders of the Rights in 2020. Holders of the Rights may be issued PhunCoin even if the Token Ecosystem is not yet operational. PhunCoin will have no usefulness until the Token Ecosystem is operational because PhunCoin is expected to only be useable on the Token Ecosystem.

There can be no assurance as to when (or if) the Company will be able to successfully launch the Token Ecosystem. The Company is currently developing multiple aspects of the Token Ecosystem and expects that a review (beta) period will likely conclude in in the first half of 2020. The final software readiness date of the Token Ecosystem may be adjusted based on user feedback provided in the review (beta) period and thus a specific launch date is difficult to determine at this time, as it is based on many external factors outside of our control.

*Termination of the Token Rights Agreement*

Termination of the Token Rights Agreement occurs on the earlier of (i) PhunCoin being issued to the Rights holder pursuant to the provisions noted above, (ii) the payment, or setting aside of payment with respect to a dissolution event (as described below), or (iii) twelve months from the date of the Token Rights Agreement with the Rights holder, which the Company may extend at its sole discretion if a Token Generation Event has not occurred. Upon termination of the Token Rights Agreement, the Company has no further obligation to the Rights holder. The Company has extended the termination date of the Token Rights Agreement.

*Dissolution Event*

A dissolution event occurs if there has been (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a change of U.S. laws that make the use or issuance of PhunCoin or the Token Generation Event impractical or unfeasible, or (iv) any other liquidation, dissolution or winding up of the Company.

In the event a dissolution event occurs prior to the termination of the Token Rights Agreement, if there are any remaining proceeds from the Rights offering that have not been utilized by the Company in its operations or for the development of the PhunCoin Ecosystem, such remaining proceeds would be distributed pro rata to purchasers in the Rights offering following any distributions to holders of the Company's capital stock or debt, if any.

*No Voting Rights or Profit Share*

Rights holders (and eventual PhunCoin holders) have no voting rights and are not entitled to share in the profits or residual interest of Phunware, PhunCoin, Inc. or any subsidiaries of the Company. However, PhunCoin holders will be provided fractional interests in the Token Ecosystem, including ongoing monthly PhunCoin dividends to PhunCoin holders, based on their respective pro rata ownership percentage of PhunCoin, totaling 2.5% of the monthly credits purchased by Phunware customers.

**PhunToken ("Phun")**

During the second quarter of 2019, our parent company announced the launch of a separate token, Phun, which is meant to act as a medium of exchange within the Token Ecosystem. Phun will be issued through our wholly-owned subsidiary, Phun Token International, available initially only to persons outside of the United States and Canada. Consumers may receive Phun for actively engaging in marketing campaigns; developers and publishers may receive Phun for utilizing Phunware's loyalty software development kit in order to better engage, manage and monetize their consumers; and brands will gain access to more relevant, verifiable data by accessing Phunware's data exchange and using Phun for their own loyalty programs. As of December 31, 2019, the Company had not sold any Phun.

**NOTE 7 – SUBSEQUENT EVENTS**

*Management's Evaluation*

Management has evaluated subsequent events through April 28, 2020, the date the financial statements were available to be issued.

*COVID-19*

The ongoing COVID-19 pandemic has resulted in disruptions of businesses worldwide, including our parent company, Phunware. The disruptions have caused Phunware to institute a furlough of approximately 42% of its workforce and reduce human capital resources from the development of the PhunCoin Ecosystem to other initiatives within its organization. Although we intend for this reallocation to be temporary, there can be no assurances that our parent company will allocate an adequate amount, if any, human capital resources to the development of PhunCoin in the future.